                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 6)/1/

                                      UICI
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    902737105
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)


--------
    /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP No. 902737105                    13G                     Page 2 of 4 Pages
-------------------                                            -----------------

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          President and Fellows of Harvard College
--------------------------------------------------------------------------------
                                                                    (a)  [ ]
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
                               5.   SOLE VOTING POWER
                                         48,500 shares
         NUMBER OF           ---------------------------------------------------
           SHARES              6.   SHARED VOTING POWER
        BENEFICIALLY                     ----
          OWNED BY           ---------------------------------------------------
            EACH               7.   SOLE DISPOSITIVE POWER
         REPORTING                       48,500 shares
           PERSON            ---------------------------------------------------
           WITH                8.   SHARED DISPOSITIVE POWER
                                         ----
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          48,500 shares
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.1%+
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
          EP
--------------------------------------------------------------------------------
       * SEE INSTRUCTIONS BEFORE FILLING OUT!

       + The sole purpose of this Amendment is to reflect the fact that as of December 31, 2001, the ownership of the Issuer shares of President and Fellows of Harvard College was reported incorrectly in the prior Amendments.


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                                  SCHEDULE 13G

Item 1(a)      Name of Issuer:
                       UICI

     1(b)      Address of Issuer's Principal Executive Offices:
                       4001 McEwen
                       Suite 200
                       Dallas, TX  75244

Item 2(a)      Name of Person Filing:
                       President and Fellows of Harvard College

     2(b)      Address of Principal Business Office or, if none, Residence:
                       c/o Harvard Management Company, Inc.
                       600 Atlantic Avenue
                       Boston, MA  02210

     2(c)      Citizenship:
                       Massachusetts

     2(d)      Title of Class of Securities:
                       Common Stock

     2(e)      CUSIP Number:
                       902737105

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4         Ownership:

     4(a)      Amount beneficially owned:
                       48,500 shares

     4(b)      Percent of Class:
                       0.1%

     4(c)      Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                       48,500 shares

               (ii)  shared power to vote or to direct the vote:

                       ---------

                               Page 3 of 4 Pages

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               (iii) sole power to dispose or to direct the disposition of:
                       48,500 shares

               (iv)  shared power to dispose or to direct the disposition of:

                       ---------

Item 5         Ownership of Five Percent or Less of a Class:
                       This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                       Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                       Not Applicable.

Item 8          Identification and Classification of Members of the Group:
                       Not Applicable.

Item 9          Notice of Dissolution of Group:
                       Not Applicable.

Item 10         Certification:

                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          PRESIDENT AND FELLOWS OF
                                          HARVARD COLLEGE

                                          By: /s/ Michael S. Pradko
                                              ----------------------------------
                                              Name:  Michael S. Pradko
                                              Title: Authorized Signatory

March 1, 2002

                               Page 4 of 4 Pages